

16012998

SEC Mail Processing Section
MAR 01 2016
Washington DC
413

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

500 Boylston St (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A Sargent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



STEPHANIE LYNN JOHNSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 25, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

BOSTONIA GLOBAL SECURITIES LLC

TABLE OF CONTENTS

	Page(s)
FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 11
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	12
Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption	13
Rule 15c3-3 Exemption Report	14



Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC

We have audited the accompanying statement of financial condition of Bostonia Global Securities LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Bostonia Global Securities LLC's financial statements. The supplemental information is the responsibility of Bostonia Global Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 26, 2016

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CASH - UNRESTRICTED	$	2,669,758
CASH EQUIVALENTS - RESTRICTED		111,679
DEPOSITS		7,581
UNDEPOSITED FUNDS		18,482
DUE FROM AFFILIATES		34,980
PROPERTY AND EQUIPMENT, NET		110,443
TOTAL ASSETS	$	2,952,923

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	35,231
Accrued expenses and other current liabilities		77,906
TOTAL LIABILITIES		113,137
MEMBER'S EQUITY		2,839,786
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,952,923

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Commissions income	$	10,865,523
Other income		415
TOTAL REVENUE		10,865,938
OPERATING EXPENSES		
Compensation		2,700,739
Commissions/advisory fee		366,040
Employee benefits		270,866
Legal, professional and regulatory fees		251,840
Occupancy and equipment		219,323
Technology and communication		136,644
Office expenses		74,150
Payroll taxes		98,521
Travel and entertainment		72,937
TOTAL OPERATING EXPENSES		4,191,060
NET INCOME	$	6,674,878

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	MEMBERSHIP UNITS	ACCUMULATED CAPITAL	TOTAL MEMBER'S EQUITY
BALANCE AT JANUARY 1, 2015	$ 87,500	$ 1,861,274	$ 1,948,774
NET INCOME	-	6,674,878	6,674,878
MEMBER'S DISTRIBUTIONS	-	(5,783,866)	(5,783,866)
BALANCE AT DECEMBER 31, 2015	$ 87,500	$ 2,752,286	$ 2,839,786

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,674,878
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,764
Interest on restricted cash	(407)
Non-cash compensation	27,176
Decrease (increase) in operating assets:	
Due to/from affiliates	655
Deposit account, clearing broker	97,922
Deposits	2,005
Increase in undeposited funds	(18,482)
Increase (decrease) in operating liabilities:	
Accounts payable	(3,530)
Accrued expenses and other current liabilities	69,425
Reserve for Tullytown	(2,641)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,858,765
CASH FLOWS FROM INVESTING ACTVITIES	
Investment in property and equipment	(4,124)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(5,783,866)
NET INCREASE IN CASH	1,070,775
CASH AT BEGINNING OF YEAR	1,598,983
CASH AT END OF YEAR	$ 2,669,758

See accompanying notes to financial statements.

NOTE 1 NATURE OF BUSINESS

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company that is a wholly-owned subsidiary of Bostonia Group, LLC (the "Holding Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all demand deposits with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of a bank certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the office discussed in Note 6. As of December 31, 2015, the restricted cash amount is $111,679.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company is organized as a single-member Limited Liability Company ("LLC"). Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company is includable in the Member's income tax returns. The Company follows *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes (cont'd)

As of December 31, 2015, the Holding Company's federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

Revenue Recognition

Commission income, recorded on the trade date, is earned by providing trade facilitation and administration to its customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Advertising

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2015 is $12,436.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Fair Value Measurements Cont'd)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE 3 PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2015.

	Estimated Useful Lives		
Furniture and fixtures	7 or 10 years	$	41,005
Computer equipment	5 or 10 years		76,268
Office equipment	5 years		18,697
Software	3 years		1,675
Leasehold improvements	life of lease		82,496
			220,141
Less accumulated depreciation and amortization			(109,698)
		$	110,443

Depreciation and amortization expense totaled $11,764 for the year ended December 31, 2015.

NOTE 4 NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2015, the Company had net capital of $2,668,160 which was in excess of the minimum net capital of $7,546. The Company's aggregate indebtedness to net capital ratio was .04 to 1.

The statement of financial condition of the most recent financial report of the Company is available for examination at the Company's office and at the Boston regional office of the SEC.

NOTE 5 SEC REPORTING REQUIREMENTS

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2015, a computation of reserve requirement is not applicable to Bostonia Global Securities LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3.
- Under rule 15c 3-3(k)(2)(ii), the Company is exempt from the reserve and possession or control requirements of Rule 15c 3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE 6 COMMITMENTS

Lease Commitments

The Company leases office facilities pursuant to various operating lease agreements expiring from December 31, 2016 to May 2018. The Boston facility lease, which expires in May 2018, is secured by a standby letter of credit and a certificate of deposit held as collateral. The terms of the New York office facility lease agreement require base monthly installments of $7,922 through December 31, 2016, plus a monthly proportionate share of electric and property taxes in the amount of $478. The Company's annual future minimum payments required under these leases are as follows:

2016	$324,544
2017	227,179
2018	95,680
Total	$647,403

Rental expense under operating leases was $194,284 for the year ended December 2015. The Company shares office space and rent expense with a sister company, Bostonia Partners, LLC

Fully Disclosed Correspondent Clearing Agreement

The Company has maintained fully disclosed correspondent clearing agreements with other broker-dealers ("the clearing firms"). The agreements provide, among other things, that the clearing firms will act as the securities clearing firms for the Company. One of the agreements also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit which was refunded at the termination of the agreement in 2015. During 2015 net clearing service fees paid were $5,200.

NOTE 7 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company Bostonia Group, LLC.

BGS 2011 Tullytown HD, LLC ("Tullytown") is an affiliate which had facilitated the delivery of a loan note to a corporate trust entity. This entity's sole purpose was to facilitate this transaction and not to function as an operating entity.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. Following is a summary of balances with affiliates as of December 31, 2015.

Due from Bostonia Group LLC	$	35,179
Due from Tullytown		(199)
Total due from affiliates	$	34,980

NOTE 8 PROFIT SHARING PLAN

The Company participates in a discretionary profit sharing plan maintained by Bostonia Partners LLC, an affiliate that, covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2015 were $62,882.

NOTE 9 CONCENTRATIONS

The Company maintains its cash at a commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

At December 31, 2015, the Company has three customers that represent 37.8% of sales.

NOTE 10 MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2015 financial statements through February 26, 2016, the date on which the financial statements were available to be issued and has determined that there are no additional adjustments and/or disclosures required.

SUPPLEMENTARY INFORMATION

BOSTONIA GLOBAL SECURITIES LLC

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2015

Total assets	$	2,952,923
Total liabilities (aggregate indebtedness)		(113,137)
Net worth		2,839,786
Non-allowable assets		(171,486)
Tentative net capital		2,668,300
Less haircuts		(140)
Net capital		2,668,160
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(7,546)
Excess net capital	$	2,660,614
Ratio, aggregate indebtedness to net capital		.04 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	2,744,924
Depreciation expense		(11,764)
Property and equipment, net (non-allowable asset)		11,764
Accrued expense - consulting		(77,875)
Reclass reimbursement for computer expense		1,313
Other		(202)
Net capital, adjusted	$	2,668,160

See Report of Independent Registered Public Accounting Firm



Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC

We have reviewed management's statements, included in the accompanying Bostonia Global Securities LLC Exemption Report, in which Bostonia Global Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bostonia Global Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 26, 2016

BOSTONIA GLOBAL SECURITIES LLC
EXEMPTION REPORT

Bostonia Global Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k) (2)(ii).

(2) the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.



Bostonia Global Securities LLC

I, Thomas Sargent, swear (or affirm) that, to my knowledge and belief this Exemption Report is true and correct.

By: ______________________

President
Title

2-29-16
Date

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Bostonia Global Securities LLC

December 31, 2015


MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

BOSTONIA GLOBAL SECURITIES LLC

Table of Contents

Agreed-Upon Procedures:

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	1
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)	2-3



Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▫ Boston, MA 02116
Tel: 617.761.0600 ▫ Fax: 617.761.0601 ▫ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bostonia Global Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. We noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2016
Boston, Massachusetts

BOSTONIA GLOBAL SECURITIES LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2015

General assessment	$	824
Less prior year overpayment applied		-
Interest on late payment(s)		-
Total assessment balance and interest due	$	824

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.

BOSTONIA GLOBAL SECURITIES LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2015

Revenues:	
Financial advisory	$ 10,865,940
Deductions:	
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business	-
Other revenue not related either directly or indirectly to the securities business:	
Private placement of unregistered securities	10,535,944
Interest income	416
	10,536,360
SIPC net operating revenues	$ 329,580
General assessment @ .0025	$ 824

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.